Filer and Investment Company Act File Number:	Hennessy Mutual Funds, Inc. (811-07695)

Commission File Number of the Related
Registration Statement: 333-183004

Filed Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

Pursuant to Rule 14a-6 of the Securities Act

of 1934

Subject Company and Investment Company Act File Number:

The FBR Funds (811-21503)

AFBA Members: Important Information Regarding The FBR Funds

In early June, the Hennessy Advisors, Inc., advisor to the Hennessy Funds, signed a definitive agreement to reorganize The FBR Funds subject to shareholder approval. Founded in 1989, Hennessy Advisors, Inc. is an asset management company focused on providing high quality investment management services to the Hennessy Funds and also on providing high quality customer service to their shareholders. Within the next few weeks, you will be receiving proxy and voting information from The FBR Funds regarding the proposed reorganization. Please read the materials carefully and vote your shares as promptly as possible.

Advantages to AFBA Members

If the proposed reorganization is approved, The FBR Funds will be renamed the Hennessy Funds and AFBA members will continue to be eligible for the lowest cost share class available. Similar to The FBR Funds, the Hennessy Funds are not subject to any sales charges. AFBA Members will be able to purchase shares of the Hennessy Funds with a minimum initial purchase amount of only $500 and there is no subsequent minimum purchase amount. In addition, redemption fees will be eliminated for all Funds following the proposed reorganization. For income tax purposes, you, the FBR Funds, and the Hennessy Funds should not be required to recognize gain or loss in the reorganization. Dedicated mutual fund specialists will continue to service AFBA Members through AFBA Member Mutual Fund Line.

Overall, very little will change with respect to the following seven FBR Funds. Although Fund names will change, the same portfolio managers will continue to manage each Fund (See Table 1 below) and the investment objectives will remain the same. In addition, it is anticipated that the expense ratio of each Fund will be the same or slightly lower following the proposed reorganization into the Hennessy Funds.

TABLE 1

Current FBR Fund	Proposed Hennessy Fund
FBR Balanced Fund	Hennessy Equity and Income Fund
FBR Focus Fund	Hennessy Focus Fund
FBR Gas Utility Index Fund	Hennessy Gas Utility Index Fund
FBR Small Cap Financial Fund	Hennessy Small Cap Financial Fund
FBR Large Cap Financial Fund	Hennessy Large Cap Financial Fund
FBR Core Bond Fund	Hennessy Core Bond Fund
FBR Technology Fund	Hennessy Technology Fund

The remaining three FBR Funds (FBR Large Cap Fund, FBR Mid Cap Fund and FBR Small Cap Fund) will be reorganized into lower cost Hennessy Funds with similar investment objectives (See Table 2 below). The expense ratio for each of these Funds is lower than that of the transferring FBR Fund.

TABLE 2

Current FBR Fund	Expense Ratio[1]	Existing Hennessy Fund	Expense Ratio[1]
FBR Large Cap Fund	1.00%	Hennessy Cornerstone Large Growth Fund	0.98%
FBR Mid Cap Fund	1.11%	Hennessy Focus 30 Fund[2]	0.98%
FBR Small Cap Fund	1.20%	Hennessy Cornerstone Growth Fund	0.98%

[1]	The expense ratio represents the current net expense ratio of the Institutional class shares for the fiscal year ended October 31, 2011.
[2]	Upon completion of the reorganization, it is anticipated that the Hennessy Focus 30 Fund will be renamed the Hennessy Cornerstone Mid Cap 30 Fund.

The FBR Funds | 1001 Nineteenth Street North | Arlington, VA 22209 | 888.982.4370 | www.fbrfunds.com

It is our pleasure to service the AFBA Members that protect our great country. Please feel free to call the AFBA Member Line at 888.982.4370 if you have any questions or need any additional information. For information on the Hennessy Funds, please visit www.hennessyfunds.com or call 800.966.4354. For questions regarding voting, please contact D.F. King, the Funds’ proxy solicitor, at 800.991.5861.

Sincerely,

Russell M. Parker, CIMA®

Chief Marketing and Distribution Officer

Investors should consider the investment objectives, risks, charges and expenses carefully before investing. This and other important information can be found in the Funds’ prospectus. To obtain a free prospectus, please call 888.982.4370 or visit www.fbrfunds.com. Please read the prospectus carefully before investing.

Important Information

The Hennessy Funds have filed definitive proxy statements/prospectuses regarding the proposed reorganization, which have been sent to the shareholders of the FBR Funds. Shareholders are urged to read the definitive proxy statements/prospectuses and any other related documents because they contain important information about the proposed reorganization. The proxy statements/prospectuses and other documents relating to the proposed reorganization can be obtained free of charge from the SEC’s website at www.sec.gov or by calling 1-800-991-5861.

The FBR Funds | 1001 Nineteenth Street North | Arlington, VA 22209 | 888.982.4370 | www.fbrfunds.com